

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Via E-mail
Gerald L. Wisler
President and Chief Executive Officer
Omthera Pharmaceuticals, Inc.
707 State Road
Princeton, New Jersey 08540

> **Re: Omthera Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2013**
> **File No. 333-187153**

Dear Mr. Wisler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you submitted an application for confidential treatment relating to certain of your exhibits on February 25, 2013. Please be advised that any comments to this application will be sent under separate cover.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary Financial Data, page 7

3. Please revise your disclosure here and in other sections of the filing to disclose the amount of the convertible promissory notes issued in February 2013 reflected in the pro forma balance sheets.

Business
Epanova, page 60

4. We note your response to prior comment 18. Please be more specific in addressing whether you are relying primarily on your subjective assessment of your clinical trials in believing that Epanova can be effective and whether any controversy exists as to any of your hypotheses. Further, please disclose when the market research study you commissioned was completed and elaborate on your statement that "(p)hysicians had a favorable reaction to Epanova after reviewing the product profile, based upon the results of the EVOLVE and ESPRIT clinical trials."

Notes to Financial Statements
Note 16. Subsequent Events
Convertible Promissory Notes and Warrants, page F-25

5. In a pre-effective amendment, please disclose your analysis of the accounting for the notes and warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Edward A. King, Esq.
        Kingsley L. Taft, Esq.
        Goodwin Procter LLP
        Exchange Place
        Boston, Massachusetts 02109